May 13, 2024

VIA EDGAR

Mr. Ernest Greene and Ms. Anne McConnell

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington D. C. 20549

Re:	Ducommun Incorporated

Form 10-K for the Year Ended December 31, 2023

Form 8-K

Filed on February 15, 2024

File No. 001-08174

Dear Mr. Greene and Ms. McConnell:

On behalf of Ducommun Incorporated (the “Company” or “Ducommun”), I am hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated April 29, 2024 relating to the above-referenced Annual Report on Form 10-K (the “2023 Form 10-K”) and Form 8-K. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment in bold above each of our responses.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 25

1.	Comment:

In regard to the prominence of certain non-GAAP financial measures you present, we note the following:

•	You present and discuss Adjusted EBITDA for multiple periods in a Non-GAAP Financial Measure section before you disclose and discuss GAAP results of operations; and

Ducommun Incorporated Responses

•	You present Adjusted EBITDA as a % of net revenues but do not present the most directly comparable GAAP measure, Net income as a % of net revenues, with equal or greater prominence.

Please revise future filings to disclose and discuss GAAP results of operations before you present and discuss non-GAAP financial measures. In addition, for each non-GAAP financial measure you present, revise future filings to present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures regarding prominence.

Response:

The Company respectfully acknowledges the Staff’s comment and has addressed such comment in its Form 10-Q for the fiscal quarter ended March 30, 2024 filed on May 8, 2024 (the “Q1 2024 Form 10-Q”). In its future filings, the Company will continue to disclose and discuss GAAP results of operations before the presentation and discussion of non-GAAP financial measures. In addition, for each non-GAAP financial measure presented, the Company will present the most directly comparable GAAP measure with equal or greater prominence.

Critical Accounting Policies and Estimates

Revenue Recognition, page 35

2.	Comment:

We note the majority of your performance obligations are recognized over time as work progresses and you use an input measure, the cost-to-cost method, to determine progress. We also note estimates are updated on a regular basis and if a change in estimate is necessary, you recognize the impact of the change in the period the adjustment is identified. Item 303(b)(3) of Regulation S-K defines CAEs as estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on financial condition or results of operations and indicates CAE disclosures should supplement, but not duplicate, accounting policies in the notes to the financial statements. It also indicates in addition to explaining why a CAE is subject to uncertainty, disclosures should indicate how much the CAE or assumption (or both) changed during the relevant periods and should address the sensitivity of reported amounts to the methods, assumptions, and estimates underlying the CAE’s calculation. In regard to your current disclosures, please address the following:

•

You disclose the “net cumulative catch up adjustments on profit recorded were not material for both years ended December 31, 2023 and 2022” in the notes to your financial statements. Tell us whether you recognized

Ducommun Incorporated Responses

material favorable and/or material unfavorable changes in estimates during each period and provide us the gross amounts of favorable and unfavorable changes in estimates you recognized as part of your response. Explain to us how you assess the materiality of changes in estimates, including whether your assessment considers the impact on net income. To the extent material, revise future filings to quantify and more fully address the impact of changes in estimates on results of operations each period.

Response:

The Company respectfully acknowledges the Staff’s comment. As noted on pages 35-36 of the Company’s 2023 Form 10-K, under the caption “Revenue Recognition”, the Company has historically disclosed that contract estimates are based on various assumptions, including “labor productivity and availability; the complexities of the work to be performed; the cost and availability of materials; and the performance of subcontractors.” A significant change in one or more of these estimates could affect the progress completed (and related profitability) on the Company’s contracts, and the Company recognizes such adjustments under the cumulative catch-up method.

In response to the Staff’s comment, on a gross basis, the Company recorded an aggregate total of $6.8 million favorable and $14.0 million unfavorable cumulative catch-up amounts during the year ended December 31, 2023. As such, on a net basis, the Company recorded a net unfavorable cumulative catch-up amount of $7.2 million during the year ended December 31, 2023. In addition, on a gross basis, the Company recorded an aggregate total of $8.3 million favorable and $13.1 million unfavorable cumulative catch-up amounts during the year ended December 31, 2022. As such, on a net basis, the Company recorded a net unfavorable cumulative catch-up amount of $4.8 million during the year ended December 31, 2022.

The Company considers all relevant circumstances in determining overall materiality. In addition to assessing quantitative factors such as revenues, income and assets when determining materiality, the Company also evaluates qualitative factors, including but not limited to earnings trends, impact to financial results relative to analyst consensus estimates, impact to management compensation and whether a change has the potential to alter the viewpoint of a reasonable investor. The Company assesses materiality with respect to changes in estimates at the contract level, which the Company has defined as a customer purchase order, and such assessment includes the impact on net income. For the year ended December 31, 2023, the Company had 18,000 active contracts (rounded to the nearest 1,000), of which 1,600 contracts (rounded to the nearest 100) had a favorable cumulative catch-up during the period and 2,000 contracts (rounded to the nearest 100) had an unfavorable cumulative catch-up during the period. For the year ended December 31, 2022, the Company had 17,000 active contracts (rounded to the nearest 1,000) of which 1,500 contracts (rounded to the nearest 100) had a favorable cumulative catch-up during the period and 1,800 contracts (rounded to the nearest 100) had an unfavorable cumulative catch-up during the period. For the years ended December 31, 2023 and 2022, the Company did not record a material cumulative catch-up at the individual contract level.

Ducommun Incorporated Responses

In consideration of the Staff’s comment, in future filings the Company will disclose the aggregate net cumulative catch-up adjustments for each period being reported. Due to the large number of active contracts and the varied nature of products being produced under the active contracts, the Company believes presenting the cumulative catch-up adjustments on a net basis, rather than on an aggregate gross basis, would be more meaningful to the reader. In its future filings, the Company will also discuss the sensitivity of the assumption(s) for individual contracts with material cumulative favorable or unfavorable adjustments.

The Company has modified its disclosures related to the presentation of the cumulative catch-up amounts in the Q1 2024 Form 10-Q. Additionally, there were no material cumulative catch-up adjustments at the individual contract level during the first quarter of 2024. In its future filings, the Company will continue to fully comply with Item 303(b)(3) of Regulation S-K related to CAEs.

•

You disclose the amount of contract losses you recorded each period. To the extent material additional losses are reasonably possible, revise future filings to more fully explain how contract losses are estimated and discuss the status of the related contracts, including when they are expected to be completed. To the extent material additional losses are not reasonably possible, revise future filings to disclose that.

Response:

The Company respectfully acknowledges the Staff’s comment. As disclosed on page 36 of the Company’s 2023 Form 10-K, under the heading “Revenue Recognition”, the Company has historically disclosed the following:

“We record provisions for the total anticipated losses on contracts, considering total estimated costs to complete the contract compared to total anticipated revenues, in the period in which such losses are identified. The provisions for estimated losses on contracts require us to make certain estimates and assumptions, including those with respect to the future revenue under a contract and the future cost to complete the contract. Our estimate of the future cost to complete a contract may include assumptions as to changes in manufacturing efficiency, operating and material costs, and our ability to resolve claims and assertions with our customers. If any of these or other assumptions and estimates do not materialize in the future, we may be required to adjust the provisions for estimated losses on contracts.”

Ducommun Incorporated Responses

As disclosed in the Company’s 2023 Form 10-K, the provision for estimated losses on contracts were $5.4 million and $3.9 million as of December 31, 2023 and 2022, respectively. As noted in the response above, the Company defines a contract as a customer purchase order. The aggregate estimated losses on contracts at December 31, 2023 were comprised of specific provisions associated with 800 contracts (rounded to the nearest 100), while the aggregated estimated losses on contracts at December 31, 2022 were comprised of specific provisions associated with 700 contracts (rounded to the nearest 100). Each of the contracts had a differing period of performance ranging from several months to years, and the Company determined that none of the contract losses were individually material.

Since no individual contract loss was or is material, and given the significant number of contracts involved and the variability associated with those contracts, the Company believes that it is neither practical nor meaningful to disclose the range of status of the individual underlying contracts, including the range of expected completion dates associated with the contracts. Further, as a result of the range of possible outcomes associated with the different assumptions noted above, the Company acknowledges that, while it is reasonably possible it may incur additional losses in the future, the range of possible additional losses is not estimable at this time. Accordingly, beginning with its Q1 2024 Form 10-Q, the Company has added the following statement to its Revenue Recognition disclosures: “[i]t is reasonably possible we may incur additional losses in the future”.

Consolidated Financial Statements

Note 15. Commitments and Contingencies, page 78

3.	Comment:

You disclose that during the years ended December 31, 2023 and December 31, 2022, you received insurance recoveries of $3.8 million and $6.4 million, respectively. You indicate that these insurance proceeds were for business interruption and property and equipment damage and were recognized as other income in fiscal 2023 and 2022. Please address and revise future filings to clarify the following:

•	Tell us and disclose where you classify insurance proceeds in your statements of cash flows for the periods presented. Refer to ASC 230-10-45-21B;

Response:

The Company respectfully acknowledges the Staff’s comment. Insurance recoveries for losses on property and equipment are reflected in cash flows from investing activities up to the net book value of the assets, which approximates salvage value, subject to the insurance claim. All other insurance recoveries are

Ducommun Incorporated Responses

reflected in cash flows from operating activities, either as part of net income or as part of the change in operating assets. For the years ended December 31, 2023 and 2022, all insurance recoveries received were included in cash flows from operating activities as the cash flow impact of recoveries for losses on property and equipment were reflected as cash inflows from investing activities in 2020.

•	Reconcile the amounts included as insurance recoveries in your Non-GAAP reconciliation of Adjusted EBITDA on page 27 with your disclosures here;

Response:

The Company respectfully acknowledges the Staff’s comment. On page 79 of the 2023 Form 10-K, the Company stated, “[t]he insurance claim for damages to our operating assets and business interruption was deemed final and closed by our insurance company during the second quarter of 2023.” In addition, the Company also had a fire that occurred on April 29, 2023 for which the claim was closed during the fourth quarter of 2023 and disclosed on page 79 of the 2023 Form 10-K (the “Other Fire”), and thus, all contingencies consistent with ASC 450-30-25-1 were deemed resolved in 2023.

2023

With respect to the $3.8 million of insurance recoveries received during 2023 (for which $2.1 million was related to business interruption and $1.7 million was related to property and equipment damage), since the underlying contingencies were deemed resolved during fiscal 2023, the Company recognized this amount as other income in the Company’s 2023 income statement, and thus, such amount was included as part of net income in the Company’s statement of cash flows for 2023. Separately in 2023, the Company recognized $3.9 million as a non-cash adjustment to net income in its statement of cash flows for insurance proceeds received prior to 2023 that had been deferred on its balance sheet upon receipt as not all the underlying contingencies were deemed resolved at that time. As noted above, the insurance claim for damages to our operating assets and business interruption was deemed final and closed during 2023, and thus, this $3.9 million deferred amount was recognized as other income in the Company’s statement of income for 2023.

In the table that reconciles net income to Adjusted EBITDA included on page 27 of the 2023 Form 10-K (the “Initial Reconciliation Table”), under the caption “Insurance recoveries related to business interruption”, the $2.3 million amount for 2023 is comprised of (1) the insurance recoveries received during 2023 of $2.1 million plus less than $0.1 million that was received previously and deferred (resulting in an aggregate subtotal of $2.1 million that was recognized as other income) and (2) a $0.2 million insurance recovery received during 2023 related to the Other Fire.

Ducommun Incorporated Responses

In the Initial Reconciliation Table, under the caption “Insurance recoveries related to loss on operating assets”, the $5.7 million for 2023 is comprised of (1) insurance recoveries received during 2023 of $1.7 million, (2) $3.8 million that was previously received and deferred and (3) a $0.2 million insurance recovery received during 2023 related to the Other Fire. In each case, see the Reconciliation of Insurance Recoveries to Adjusted EBITDA table below.

2022

With respect to the $6.4 million of insurance recoveries received during 2022, on pages 78-79 in the Company’s 2022 Annual Report on Form 10-K filed on February 16, 2023 (the “2022 Form 10-K”), the Company stated the following:

“During the year ended December 31, 2022, we received insurance recoveries in aggregate total of $5.4 million for business interruption and since the contingencies related to this amount are deemed to be resolved, we recorded this amount as other income. In addition, during the year ended December 31, 2022, we received insurance recoveries of $1.0 million for property and equipment and tooling damage and since the contingencies related to property and equipment and tooling were not deemed to be resolved, we did not recognize it as other income during the year ended December 31, 2022.”

As such, $5.4 million of insurance recoveries received during 2022 was included as part of net income, and the remaining $1.0 million of insurance recoveries received was included as part of the change in accrued and other liabilities included within net cash provided by (used in) operating activities in the Company’s statements of cash flows for 2022. See the Reconciliation of Insurance Recoveries to Adjusted EBITDA table below.

Reconciliation of Insurance Recoveries to Adjusted EBITDA

	(In thousands of dolloars)
	Business Interruption 2023		Loss On Operating Assets 2023		Total 2023		2022
Insurance recoveries - Guaymas Fire	$2,078		$1,677		$3,755	(1)	$6,400
Insurance recoveries - Other Fire	161		211		372	(1)	—

Total Insurance Recoveries	2,239		1,888		4,127		6,400
Insurance recoveries previously received and deferred - Guaymas Fire	50		3,836		3,886	(2)	—
Insurance proceeds received and deferred	—		—		—		(1,000)	(3)

Adjusted EBITDA - Adjustments	$2,289	(4)	$5,724	(4)	$8,013		$5,400	(4)

(1)	2023 Form 10-K, page 79
(2)	2023 Form 10-K, page 51
(3)	2022 Form 10-K, page 79
(4)	2023 Form 10-K, page 27

Ducommun Incorporated Responses

•

Reconcile the amount included as recognition of insurance recoveries of $3.9 million in your statement of cash flows for fiscal 2023 with your disclosures here and explain what this amount represents; and

Response:

The Company respectfully acknowledges the Staff’s comment. As explained above, prior to January 1, 2023, the Company had received insurance recovery payments that were deferred in the aggregate amount of $3.9 million as the contingencies were not deemed resolved at the time of receipt. Since the contingencies were deemed resolved during 2023, the Company recognized the $3.9 million as other income in the Company’s 2023 income statement as well as reflected such amount in the caption “Recognition of insurance recoveries” contained within adjustments to reconcile net income to net cash provided by (used in) operating activities within the Company’s 2023 statement of cash flows.

•

Reconcile your disclosure that you recognized insurance proceeds of $6.4 million in other income in fiscal 2022 with page 48 that indicates only $5.4 million was recorded in other income in fiscal 2022.

Response:

The Company respectfully acknowledges the Staff’s comment and concedes that the reference in the 2023 Form 10-K to the recognition of insurance proceeds in the amount of $6.4 million in other income during fiscal 2022 was incorrect. The Company notes, however, that the correct amount was properly disclosed on pages 78-79 of the Company’s 2022 Form 10-K as follows:

“During the year ended December 31, 2022, we received insurance recoveries in aggregate total of $5.4 million for business interruption and since the contingencies related to this amount are deemed to be resolved, we recorded this amount as other income. In addition, during the year ended December 31, 2022, we received insurance recoveries of $1.0 million for property and equipment and tooling damage and since the contingencies related to property and equipment and tooling were not deemed to be resolved, we did not recognize it as other income during the year ended December 31, 2022.”

In the Company’s 2024 Annual Report on Form 10-K, the Company will include the correct disclosure related to the discussion of this amount. Furthermore, in future filings, should the Company file another insurance claim for damages, it will provide a clear and complete explanation.

Ducommun Incorporated Responses

Form 8-K filed on February 15, 2024

Exhibit 99.1, page 1

4.	Comment:

In regard to the prominence of certain non-GAAP financial measures you present, we note the following:

•	You present Adjusted EBITDA in the headline which is more prominent than your presentation of the most directly comparable GAAP measure, Net Income; and

•	You present Adjusted EBITDA as a % of revenue more prominently than you present the most directly comparable GAAP measure, Net income as a % of revenue.

Please revise future filings to fully comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures regarding prominence.

Response:

The Company respectfully acknowledges the Staff’s comment and has addressed such comment in its earnings release for the fiscal quarter ended March 30, 2024 included in its Form 8-K filed on May 8, 2024 (the “Q1 2024 Earnings Release”). In its future filings, the Company will continue to fully comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures regarding prominence.

5.	Comment:

We note you present Adjusted EBITDA but do not provide a direct reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, Net Income. Please revise future filings to provide a direct reconciliation from Net Income to Adjusted EBITDA as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has addressed such comment in its Q1 2024 Earnings Release. In its future filings, the Company will continue to provide a direct reconciliation from Net Income to Adjusted EBITDA.

Ducommun Incorporated Responses

6.	Comment:

We note you present non-GAAP adjustments used to calculate the non-GAAP financial measures, Adjusted Net Income and Adjusted Diluted EPS, net of tax, which is not consistent with the requirements of Question 102.11 in the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings to present non-GAAP adjustments on a gross basis and separately present and disclose the impact of income taxes.

Response:

The Company respectfully acknowledges the Staff’s comment and has addressed such comment in its Q1 2024 Earnings Release. In its future filings, the Company will continue to present non-GAAP adjustments on a gross basis and separately present and disclose the impact of income taxes.

Please do not hesitate to call me if you have any further comments or questions regarding this response at (310) 513-7282.

Very truly yours,

Ducommun Incorporated

By:	/s/ Suman B. Mookerji
Suman B. Mookerji
Sr. Vice President, Chief Financial Officer

cc:	Rajiv A. Tata, Esq.

Karen Hsu Kelley, Esq.